09056935

SEC Mail Processing Section

APR 01 2009

Washington, DC 110

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE 8-67405

REPORT FOR THE PERIOD BEGINNING **01/01/08** AND ENDING **12/31/08**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LBBW Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue, 31st Floor - West Building
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sven Schindler **(212) 584-1710**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report *)
(Name . . . if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

300 Madison Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

x Certified Public Accountant
o Public Accountant
o Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).

*mr

Oath or Affirmation

I, Robert Boyd, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of LBBW SECURITIES, LLC, as of DECEMBER 31, 2008 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SECURITY ACCOUNTS OF PRINCIPAL OFFICERS AND DIRECTORS THAT ARE CLASSIFIED AS CUSTOMER ACCOUNTS (DEBITS $0 , CREDITS $0)

[signature]
Signature

CHIEF EXECUTIVE OFFICER
Title

Subscribed and sworn
to before me
this 30th day of March 2009

EMILY BASS
Notary Public, State of New York
No. 01BA6043556
Qualified in Queens County
Commission Expires June 19, 2010

[signature]
Emily Bass

Notary Public

This report * contains (check all applicable boxes)

x	(a)	Facing page.
x	(b)	Statement of financial condition.
x	(c)	Statement of operations
x	(d)	Statement of cash flows.
x	(e)	Statement of changes in member's equity
o	(f)	Statement of changes in liabilities subordinated to claims of general creditors
x	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
x	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3
x	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
o	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
o	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
x	(l)	An oath or affirmation.
o	(m)	A copy of the SIPC supplemental report.
o	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x	(o)	Independent auditor's report on internal accounting control.[fn 14]
o	(p)	Schedule of segregation requirements and funds in segregation— customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a–5(e)(3).

Note: Various exchanges may require an additional letter of attestation.

LBBW Securities, LLC

(A wholly owned subsidiary of
Landesbank Baden-Württemberg)

Statement of Financial Condition
December 31, 2008

LBBW Securities, LLC
(A wholly owned subsidiary of Landesbank Baden-Württemberg)
Index
December 31, 2008

Page(s)

Report of Independent Auditors 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statements 3–11

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Member of
LBBW Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of LBBW Securities, LLC (the "Company") (a wholly owned subsidiary of Landesbank Baden-Württemberg) at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 30, 2009

LBBW Securities, LLC
(A wholly owned subsidiary of Landesbank Baden-Württemberg)
Statement of Financial Condition
December 31, 2008

(in thousands)

Assets		
Cash and cash equivalents	$	622
Securities failed to deliver		129,496
Securities purchased under agreements to resell		2,083,391
Securities owned, including $2,967,517 pledged to counterparties, at fair value		3,238,678
Due from clearing corporation		133,164
Equipment and leasehold improvements (at cost, less accumulated depreciation of $1,674)		1,920
Accrued interest receivable		18,173
Other assets		837
Total assets	$	5,606,281
Liabilities and Member's Equity		
Borrowings from parent	$	300,000
Securities sold under agreements to repurchase		4,756,869
Securities failed to receive		72,706
Securities sold, but not yet purchased, at fair value		296,560
Accrued interest payable		6,537
Due to parent and affiliates		34,981
Other liabilities		19,131
Total liabilities		5,486,784
Commitments and contingencies (see Note 10)		
Member's equity		119,497
Total member's equity		119,497
Total liabilities and member's equity	$	5,606,281

The accompanying notes are an integral part of this financial statement.

1. Business and Organization

LBBW Securities, LLC (the "Company"), is a wholly owned subsidiary of Landesbank Baden-Württemberg, Stuttgart, Germany, a public law banking institution established under the laws of the Federal Republic of Germany ("LBBW"). In March of 2007, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company engages in matched book activities using repurchase and reverse repurchase agreements collateralized by U.S. government securities, proprietary trading in fixed income securities and exchange traded futures and options. Its business plan also includes public offerings of securities as an underwriter or selling group member. The objective of the equity sales business is to sell and purchase European securities on an agency basis to U.S. institutional customers that clear through LBBW. The Company has not conducted any underwriting or equity sales in 2008.

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents consist of cash and highly liquid investments not held for resale, with original maturities of three months or less at date of acquisition. At December 31, 2008, all cash and cash equivalents are held at two major U.S. financial institutions. The cash deposits are fully insured by both Federal Deposit Insurance Corporation and the Temporary Liquidity Guarantee Program which is a U.S. government sponsored program providing deposit insurance on non-interest bearing checking accounts that commenced coverage to eligible banks in November 2008.

Securities owned, including those pledged, and securities sold, but not yet purchased
Securities transactions are recorded on the statement of financial condition at fair value on trade date. Fair value is generally based on quoted market prices or observable dealer quotations.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices. Accordingly, an increase in fair value of such securities could result in losses to the Company.

Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements")
Repurchase agreements and reverse repurchase agreements are recorded as collateralized financing transactions and are carried at the contract value as specified in the respective agreements.

The fair value of the securities sold or purchased is generally in amounts in excess of the cash received or provided. The Company monitors the fair value of securities purchased and sold on a daily basis, with additional collateral obtained or refunded as necessary.

The Company adopted FASB Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements - an Interpretation of APB Opinion No. 10 and a modification of FASB Statement No. 39" ("FIN 41") in 2008. Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis when the requirements of FIN 41 are satisfied. As of December 31, 2008, the offsetting amount in the repurchase agreements and reverse repurchase agreements netted within the statement of financial condition under FIN 41 amounted to $1,915.8 million.

Concentration of credit risk
Credit risk represents the loss that the Company would incur if a counterparty or an issuer of securities or other instruments held by the Company failed to perform under its contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business on a periodic basis. It is also the policy of the Company to obtain possession of collateral with market value equal or in excess of the principal amount loaned under resale agreements.

The Company is engaged in various trading and brokerage activities in which, if counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company clears securities transactions through Bank of New York. U.S. government and agency obligations clear through the Government Securities Clearing Corporation Division ("GSCC") of Fixed Income Clearing Corporation ("FICC"), who then becomes the legal counterparty to the transaction. The fixed income transactions are then cleared through a major U.S. bank.

These activities may expose the Company to risk in the event that the counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations.

Clearing agreement with Fixed Income Clearing Corporation
The Company executes the majority of its repurchase and reverse repurchase agreements with members of FICC. FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. On a daily basis, FICC calculates the fair value of each participant's position, and compares it to the contract amount. Any difference is collected from, or paid to, each counterparty by FICC, as applicable.

Without regard to netting under FIN 41, at December 31, 2008, the Company has received collateral in connection with reverse repurchase agreements executed through FICC with a fair value of $2,750.2 million which it can sell or re-pledge, and has pledged securities in connection with repurchase agreements executed through FICC with a fair value of $5,939.5 million, which the Company's counterparties to these agreements have the right to sell or re-pledge. Securities purchased under agreement to resell are collateralized by obligations of the U.S. government and its agencies. The majority of the collateral received has been re-pledged to external counterparties as of December 31, 2008. Included in securities purchased under agreement to resell on the statement of financial condition are amounts under contract with FICC of $2,818.5 million, prior to netting.

Fixed assets
Fixed assets are stated at cost, less accumulated depreciation and amortization.

Derivative financial instruments
Derivative contracts are instruments, such as futures, forwards or options contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivatives financial instruments used for trading purposes are carried at market value or, if market prices are not readily available, fair value. Market values for exchanged-traded derivatives, principally listed options and futures, are based on quoted market prices. The Company has futures contracts and forward repurchase agreements as of December 31, 2008. The Company has a payable of $26.9 million and variation margin of $6.7 million on the futures transactions as described in Note 8. All forward repurchase agreements have a future settlement date less than a week from December 31, 2008 with the term between 3 months to a year from settlement date. These transactions are recorded off balance sheet.

Income taxes
The Company will file stand alone tax returns for the year ended December 31, 2008 for federal, state and local purposes. Deferred income taxes are recorded for the effects of temporary differences between the reported amount in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets in accordance with Statements of Financial Accounting Standards No. 109. "Accounting for Income Taxes" ("SFAS 109"). Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company's deferred tax assets are presented as a component of "Other assets" in the statement of financial condition.

The Company has adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability.

3. Recent Accounting Pronouncements

Statement of Financial Accounting Standards No. 161, Disclosure about Derivative Instruments and Hedging Activities ("SFAS 161")
In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosure about Derivatives Instruments and Hedging Activities – an amendment of FASB Statement No. 133" ("SFAS 161"). This statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on the entity's statement of financial condition, statement of income and cash flows. The statement is effective for fiscal years beginning after November 15, 2008 with early application allowed. The Company is presently evaluating what impact, if any, SFAS 161 will have on the financial statements.

4. Due from Clearing Corporation

As of December 31, 2008, balances due from clearing corporation consist of the following amounts with GSCC:

(in thousands)

GSCC pending settlement	$ 124,978
GSCC forward margin	3,166
GSCC initial margin	5,020
	$ 133,164

5. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107 entitled, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"), requires entities to disclose information about the estimated fair values of their financial instruments. Substantially all of the Company's asset and liabilities which are considered to be financial instruments as defined by SFAS 107 and are either already carried at fair value or their carrying value approximates fair values as they are short-term in nature, bear interest at current market rates and/or are subject to frequent repricing.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157 "Fair Value Measurement" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Under SFAS 157, fair value measurements are not adjusted for transaction costs. In addition, SFAS 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. SFAS 157 applies to the Company beginning January 1, 2008. The adoption of SFAS 157 had no material impact on the Company's financial statements.

SFAS 157 establishes fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In determining fair value, the Company's cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include U.S. government obligations and corporate bonds. Such instruments are generally classified within level 1 of the fair value hierarchy. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include U.S. government agency obligations. Such instruments are generally classified within level 2.

The balances for derivative financial instruments generally represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell other financial instruments at specified terms on a specified date. The Company's derivative financial instruments at December 31, 2008 include forward repurchase and reverse repurchase agreements and exchange traded futures contracts, and are recorded in due from clearing corporation in the statement of financial condition.

At December 31, 2008, the Company did not hold cash instruments or derivative financial instruments that trade infrequently and therefore have little or no price transparency, and that should be classified within level 3 of the fair value hierarchy.

The following table summarizes "Securities owned, at fair value," "Securities sold, but not yet purchased, at fair value", and derivative financial instruments within the fair value hierarchy levels.

	Assets at Fair Value as of December 31, 2008			
(in thousands)	Level 1	Level 2	Level 3	Total
U.S. government obligations	$2,183,598	$ -	$ -	$ 2,183,598
U.S. government agency obligations	-	753,910	-	753,910
Corporate bonds	301,170	-	-	301,170
Securities owned, at fair value	$2,484,768	$ 753,910	$ -	$ 3,238,678

	Liabilities at Fair Value as of December 31, 2008			
(in thousands)	Level 1	Level 2	Level 3	Total
U.S. government obligations	$ 146,662	$ -	$ -	$ 146,662
U.S. government agency obligations	-	149,898	-	149,898
Securities sold, but not yet purchased, at fair value	$ 146,662	$ 149,898	$ -	$ 296,560
Derivative assets, at fair value	$ 313	$ -	$ -	$ 313
Derivative liabilities, at fair value	$ (6,996)	$ -	$ -	$ (6,996)

6. Securities Owned, and Pledged, and Securities Sold, But Not Yet Purchased

Securities owned and pledged and securities sold, but not yet purchased primarily consist of United States government and agency obligations at fair value. The Company's agreement with its clearing corporation permits the clearing corporation to use the Company's securities owned as collateral for Company related borrowings, as collateral for securities sold but not yet purchased and related activity. Securities owned also include securities pledged as collateral for repurchase transactions where the counterparty has the right by contract or custom to sell or re-pledge the securities.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at their current market prices. However, these transactions may result in additional risk if the market price of the securities changes subsequent to December 31, 2008. The Company seeks to limit this risk by holding offsetting positions or other financial instruments.

At December 31, 2008, securities with a fair value of $2,967.5 million included in securities owned, at fair value, were pledged to counterparties in securities sold under agreements to repurchase transactions.

At December 31, 2008, the approximate fair value of collateral received for securities purchased under agreements to resell, that can be resold or repledged by the Company, excluding the effect of netting under FIN 41, was $3,971.5 million.

Of such collateral received, the Company resold or repledged securities with an approximate fair value of $3,655.7 million as part of securities sold under agreements to repurchase, and $185.8 million as part of securities sold but not yet purchased transactions, excluding the effect of netting under FIN 41.

7. Borrowings

At December 31, 2008, the Company has a total of $300.0 million in overnight borrowings, which was from a related party, LBBW's Cayman Islands Branch as described further in Note 8.

8. Related Party Transactions

The Company settles all of its listed futures and options transactions through its parent company, LBBW, who uses UBS AG ("UBS") as its futures and options clearing broker. On a daily basis, LBBW posts variation margin with UBS. Balances related to this activity are settled between the Company and LBBW annually. At December 31, 2008, the Company has a payable including variation margin of $33.6 million to LBBW related to such business activity, which is included in due to parent and affiliates.

During the year 2008, the Company entered into various reverse repurchase and repurchase transactions with LBBW. The following table summarizes the amounts outstanding, at adjusted contract value, between the Company and LBBW at December 31, 2008.

(in thousands)	**Securities purchased under agreements to resell**	**Securities sold under agreements to repurchase**
Agreement amount	$ 446,084	$ 686,504
Accrued interest	62	182
	$ 446,146	$ 686,686

The Company enters into short term borrowing transactions with LBBW's Cayman Islands Branch. At December 31, 2008, the Company had borrowed $300.0 million on an uncollateralized and overnight basis from LBBW's Cayman Islands Branch at an interest rate of 0.25%. The Company has an internal Euro-denominated credit limit of $1,417.0 million (€1,000.0 million) with LBBW.

The Company has a written administrative service agreement for services between the Company, LBBW's New York Branch and LBBW, respectively. The services, as described in the agreement, include legal advice as well as support in the areas of compliance, controlling, credit capital markets, general management, human resources, information technology and internal audit. At December 31, 2008, the Company recorded $0.6 million and $0.1 million due to services rendered but not yet paid to LBBW's New York Branch and LBBW, respectively, under this agreement.

In addition at December 31, 2008, the Company also has an outstanding payable of $0.7 million to LBBW's New York Branch, representing reimbursement for certain administrative expenses initially paid by LBBW's New York Branch on behalf of the Company; such balance is settled on a monthly basis.

9. Employee Benefit Plans and Money Purchased Plan

Employees of the Company participate in a 401(k) savings plan sponsored by LBBW's New York Branch, which qualifies under the section 401(k) of the Internal Revenue Code. Participation commences at the completion of six months of service and the first calendar day of the following month. The Company matches dollar for dollar up to 5% of the employee's 401(k) payroll deduction up to the maximum amount permitted by the Internal Revenue Code with the matching portion vesting in equal amounts over a five-year period.

The Company's employees also participate in a non-contributory Money Purchased Plan sponsored by LBBW's New York Branch. The Company contributes 9% of the employee total compensation or the maximum amount as permitted by the Internal Revenue Code, whichever is lower. Participation commences at the beginning of the first quarter following the completion of one year of service.

10. Financial Instruments with Off-Balance Sheet Risk and Commitments and Contingencies

In the normal course of business, the Company's activities involve the execution and settlement of various customer securities and fixed income transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or counterparty broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's potential obligations may exceed the value of cash and securities held at the clearing organization. As the likelihood of this is deemed remote, no liability has been recorded on the statement of financial condition.

As part of the Company's financing and financial risk management activities, the Company enters into forward repurchase and reverse repurchase agreements, and futures transactions. The notional values and fair values of these transactions at December 31, 2008 are as follows:

(in thousands)	Notional Value	Estimated Fair Value
Forward reverse repurchase agreements	$ 350,000	$ -
Forward repurchase agreements	750,000	-
Long futures contracts	38,117	309
Short futures contracts	395,000	(6,992)

The Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

11. Regulatory Requirements

The Company is subject to the net capital rules of the SEC which require the maintenance of minimum net capital. The Company computes its minimum net capital requirement using the alternative method for Uniform Net Capital calculated under SEC Rule 15c3-1. Under this method, the Company's minimum net capital requirement is $0.25 million. At December 31, 2008, the Company had net capital, as defined, of $81.0 million, which was $80.7 million in excess of regulatory requirements.

12. Income Taxes

Effective January 1, 2008, the Company elected to be taxed as a U.S. corporation for U.S. federal income tax purposes. The Company will file stand alone tax returns for the year ended December 31, 2008 for federal, state and local purposes.

The Company's income tax liability at December 31, 2008 is included in other liabilities on the statement of financial condition.

At December 31, 2008 the Company had a deferred tax asset of $0.8 million which is comprised of organizational costs, which are capitalized for U.S. tax purposes but are required to be immediately expensed for financial reporting purposes; service provisions that are not deductible for taxes until the related services have been performed; and temporary differences between book and tax depreciation related to fixed assets and leasehold improvements. No valuation allowance has been

placed on the deferred tax asset, as the Company believes it is more likely than not it will realize the benefit of the asset.

In 2007, the Company entered into a tax sharing agreement with LBBW's New York Branch, for Federal, state and city tax purposes which ended effective December 31, 2007. In accordance with this tax sharing agreement, the Company was compensated by LBBW's New York Branch to the extent it generated tax benefits from losses, regardless of whether such benefits could be realized on a stand alone basis.